Exhibit 99.1

GameSquare Announces Completion of Arrangement

Creates an unparalleled gaming, esports, and media company, connecting global brands with gaming and youth culture audiences

GameSquare now trades on the Nasdaq Capital Markets and

TSX Venture Exchange under the symbol GAME

April 11, 2023, Toronto, Ontario – GameSquare Holdings, Inc. (formerly Engine Gaming and Media, Inc., “GameSquare”, or the “Company”) (NASDAQ: GAME; TSXV: GAME) announced today that it has completed its previously announced plan of arrangement (the “Arrangement”) with GameSquare Esports Inc. (“GSQ”), resulting in the Company acquiring all of the issued and outstanding securities of GSQ. As a result of the completion of the Arrangement, GSQ common shares have been halted from trading on the Canadian Securities Exchange and will be subsequently delisted. The combined entity is now known as GameSquare Holdings, Inc. with shares traded on the Nasdaq Capital Market and TSX Venture Exchange under the ticker symbol GAME.

“We believe that the combination of GameSquare and Engine Gaming creates a leading gaming, esports, and media company,” said Justin Kenna, Chief Executive Officer of GameSquare. “With a powerful end-to-end platform comprising media, esports, creative and technology assets, we believe that we have created unmatched capabilities to help connect global brands with gaming and youth culture audiences.”

Mr. Kenna continued, “I am excited by the long-term opportunities we are pursuing to accelerate growth and drive higher recurring revenue. Our strong infrastructure, leading personalities and influencers (including Tyler “Ninja” Blevins, TimTheTatman, and The Baka Bros), and an audience of over 290 million unique followers create meaningful value for our global customer base. As a result, we believe there is significant potential to deepen relationships with our global customer roster. I’m thrilled by the direction we are headed and I look forward to updating shareholders on our success as we focus on integrating the two companies, accelerating sales growth, and driving profitability.”

Tom Rogers, Executive Chairman of GameSquare, added, “We believe the newly merged company solves three major challenges for marketers - traditional media no longer delivers youth audiences at scale; digital advertising is now far less effective in finding younger audiences, and gaming audiences in particular, because of platform privacy restrictions; and, advertisers having to deal with the friction of needing multiple companies to provide adequate solutions. GameSquare solves for all this at great scale with a complete end-to-end solution all under one roof.”

Lou Schwartz, President of GameSquare, stated, “Today marks an incredible milestone and I am excited for the future and what these two organizations can accomplish together. The addition of Engine Gaming’s technology assets and SaaS revenue streams expands GameSquare’s capabilities by providing synergistic opportunities to further help our growing base of global brands. I look forward to working with Justin and his team as we focus on creating significant value for shareholders.”

April 11, 2023 Nasdaq Opening Bell and Meet Ninja, Beat Ninja Celebration

To celebrate the completion of the Arrangement, the Company will ring the Nasdaq Opening Bell on Tuesday, April 11, 2023. GameSquare will also be hosting “Meet Ninja, Beat Ninja”, an event featuring Fortnite that will give fans the opportunity to participate in a tournament in No Build Mode Solo BR. Ninja will record a score prior to the event and participants will play the same mode trying to beat his score for a chance at a $20,000 prize. The first 100 people to play will receive limited edition merchandise created specifically for the event. In addition, the first 100 people to make a purchase at the The NinjaLabs Merch store will get to take a photo with Ninja. The event will take place on April 11 at OS NYC (50 Bowery, New York, NY) and run from 12:00 PM to 4:30 PM ET.

Successful Public Offering and Share Consolidation

Prior to the closing of the Arrangement, the Company closed a public offering of 7,673,000 subscription receipts (the “Subscription Receipts”) at an issue price of US$1.25 per Subscription Receipt, including the partial exercise of the over-allotment option, for aggregate gross proceeds of US$9.59 million. As a result of the closing of the Arrangement, the Subscription Receipts were consolidated on the same ratio as the Consolidation (as discussed below) and automatically exchanged on a one-to-one basis for common shares of the Company without any further action on the part of the holder and without payment of additional consideration.

The Company enacted a reverse stock split to consolidate (the “Consolidation”) the Company’s outstanding common shares on the basis of one new common share for every four existing common shares. As a result, the Company has approximately 12.9 million shares outstanding following completion of the Consolidation, the Arrangement and the conversion of the Subscription Receipts.

Board and Management

The board of directors of GameSquare includes Justin Kenna, Tom Walker, Travis Goff, Jerami Gorman, Tom Rogers (Executive Chairman), Lou Schwartz, and Stu Porter. These directors shall hold office until the first annual meeting of the shareholders of the Company following the closing, or until their successors are duly appointed or elected.

The management team of GameSquare includes Justin Kenna as Chief Executive Officer, Lou Schwartz as President, Mike Munoz as Chief Financial Officer, Sean Horvath as Chief Revenue Officer, Paolo DiPasquale as Chief Strategy Officer, Tyler “Ninja” Blevins as Chief Innovation Officer, John Wilk as General Counsel, and Matt Ehrens as Chief Technology Officer.

Advisors

Oak Hills Securities, Inc. served as GameSquare’s exclusive financial advisor. Evans & Evans, Inc. acted as financial advisor to GameSquare on the Arrangement and Haywood Securities Inc. acted as financial advisor to Engine Gaming on the Arrangement. Polsinelli PC and Blake, Cassels & Graydon LLP acted as counsel to GameSquare on the Arrangement and Fogler, Rubinoff LLP and Dorsey Whitney LLP acted as counsel to Engine Gaming on the Arrangement.

Information for GSQ Shareholders

Pursuant to the Arrangement, the Company acquired all of the common shares of GSQ in exchange for post-consolidation common shares of the Company based on a 1-for-0.020655 exchange ratio. Registered shareholders of GSQ are reminded to submit a duly completed letter of transmittal along with the certificate(s) or direct registration statement (DRS) advice(s) representing such GSQ shares to Computershare Investor Services Inc. in order to receive the common shares of the Company to which they are entitled to under the Arrangement. The letter of transmittal was previously sent to registered shareholders and is also available under GSQ’s profile on SEDAR at www.sedar.com. GSQ shares have been halted on the CSE and OTC Markets and GSQ intends to apply to cease to be a reporting issuer under applicable Canadian laws.

About GameSquare Holdings Inc.

GameSquare Holdings Inc. (NASDAQ:GAME) (TSXV:GAME) is a vertically integrated, international digital media, entertainment and technology company, which leverages an audience of over 290 million followers. GameSquare’s leading audience and platform enables global brands to connect with gaming and youth culture audiences. GameSquare’s end-to-end platform includes Code Red Esports Ltd., an esports talent agency serving the UK, GCN, a digital media company focusing on the gaming and esports audience based in Los Angeles, USA., Cut+Sew (Zoned), a gaming and lifestyle marketing agency based in Los Angeles, USA, Complexity Gaming, a leading esports organization operating in the United States, Fourth Frame Studios, a multidisciplinary creative production studio, Mission Supply, a merchandise and consumer products business, Frankly Media, programmatic advertising, Stream Hatchet, leader in live gaming and esports streaming analytics, and Sideqik a social influencer marketing platform. For more information, please visit www.gamesquare.com.

Early Warning Reporting

The following disclosure is provided pursuant to National Instrument 62-103 – The Early Warning System and Related Take-Over Bid and Insider Reporting Issues in connection with the requirements related to the filing of an early warning report. As a result of the Arrangement, the Company acquired 100% of the issued and outstanding common shares of GSQ in consideration for the issuance of 6,519,996 common shares of the Company (having a market value of approximately US$45.6 million based on the closing price of the Engine common shares on the TSXV on April 10, 2023) to the former shareholders of GSQ. Immediately prior to the completion of the Arrangement, the Company did not own or control any common shares of GSQ. A copy of the Early Warning Report disclosing the Arrangement will be available under GSQ’s profile on www.SEDAR.com when filed.

As part of the Transaction and the offering of Subscription Receipts, certain affiliates of Goff Capital Inc. (“Goff”), each of which is under control or direction, as applicable, of Mr. John Goff, acquired ownership or control or direction over 1,346,202 common shares of the Company, representing approximately 10.4% of the outstanding common shares of the Company, and 246,349 warrants (representing approximately 12.1% of the outstanding common shares assuming the exercise of the warrants by Goff). The securities of the Company were acquired for investment purposes. In accordance with applicable laws, Goff may from time to time and at any time, directly or otherwise, increase or decrease is ownership of common shares of the Company and Goff reserves the right to acquire or dispose of any or all of its securities in accordance with applicable securities laws depending on market conditions, the business and prospects of the Company and other factors it may consider relevant. Goff is located at 500 Commerce Street, Suite 700, Forth Worth, Texas 76102, United States.

In addition, as part of the Transaction and the offering of Subscription Receipts, Blue & Silver Ventures, Ltd. (“Blue & Silver”) acquired ownership or control or direction over 1,473,241 common shares of the Company, representing approximately 11.4% of the outstanding common shares of the Company, and 82,116 warrants and 2,065 options (representing approximately 12.0% of the outstanding common shares assuming the exercise of the warrants and options by Blue & Silver). The securities of the Company were acquired for investment purposes. In accordance with applicable laws, Blue & Silver may from time to time and at any time, directly or otherwise, increase or decrease is ownership of common shares of the Company and Blue & Silver reserves the right to acquire or dispose of any or all of its securities in accordance with applicable securities laws depending on market conditions, the business and prospects of the Company and other factors it may consider relevant. Blue & Silver is located at One Cowboys Way, Suite 100, Frisco, Texas 75034, United States.

Each of Goff and Blue & Silver will file an early-warning report in respect of the foregoing under the Company’s profile on www.SEDAR.com.

Media and Investor Relations

GameSquare

Paolo DiPasquale, Chief Strategy Officer

Phone: (216) 464-6400

Email: IR@gamesquare.com

Andrew Berger

Phone: (216) 464-6400

Email: IR@gamesquare.com

Shannon Devine

MZ North America

Main: 203-741-8811

GAME@mzgroup.us

Forward-Looking Information

This press release contains certain “forward-looking information” and “forward-looking statements” within the meaning of applicable securities laws. Such forward-looking information and forward-looking statements are not representative of historical facts or information or current condition, but instead represent only the Company’s beliefs regarding future events, plans or objectives, many of which, by their nature, are inherently uncertain and outside of the Company’s control. Generally, such forward-looking information or forward-looking statements can be identified by the use of forward-looking terminology such as “plans”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases or may contain statements that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “will continue”, “will occur” or “will be achieved”.

By identifying such information and statements in this manner, the Company is alerting the reader that such information and statements are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance, or achievements of the Company to be materially different from those expressed or implied by such information and statements.

An investment in securities of the Company is speculative and subject to a number of risks including, without limitation, the risks discussed under the heading “Risk Factors” on pages 20 to 28 of the Company’s annual information form dated November 29, 2022, “Risk Factors” on pages 6 to 14 of the Company’s annual report on Form 20-F filed with the SEC on December 30, 2022, and Risk Factors relating to the Arrangement as set out on pages 45 to 47 in the Company’s management information circular dated January 23, 2023. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in the forward-looking information and forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. A number of risks, uncertainties and other factors could cause actual results to differ materially from the results discussed in the forward-looking information and forward-looking statements contained herein.

In connection with the forward-looking information and forward-looking statements contained in this press release, the Company has made certain assumptions, including, but not limited to the following: the Company’s business and its ability to execute on its plans; the Company will remain in compliance with regulatory requirements; the Company will have sufficient working capital and will, if necessary, be able to secure additional funding necessary for the continue operation and development of its business; key personnel will continue their employment with the Company and the Company will be able to obtain and retain additional qualified personnel, as needed, in a timely and cost-efficient manner, and general economic conditions and global events.

Although the Company believes that the assumptions and factors used in preparing, and the expectations contained in, the forward-looking information and statements are reasonable, undue reliance should not be placed on such information and statements, and no assurance or guarantee can be given that such forward-looking information and statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information and statements. The forward-looking information and forward-looking statements contained in this press release are made as of the date of this press release. All subsequent written and oral forward-looking information and statements attributable to the Company or persons acting on its behalf is expressly qualified in its entirety by this notice.

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.